

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 29, 2007

Mr. Michael S. McDevitt
Chief Executive Officer, Chief Financial Officer
Medifast, Inc.
11445 Conhill Drive
Owings Mills, MD 21117

     Re: Medifast, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed March 16, 2007
            File No. 000-23016

Dear Mr. McDevitt:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Brad Skinner
               Senior Assistant Chief Accountant